

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 3, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of STRYKER CORPORATION, under the Exchange Act of 1934.

- 1.125% Notes due 2023

- 2.125% Notes due 2027

- 2.625% Notes due 2030

- Floating Rate Notes due 2020

Sincerely,